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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________

                                   FORM T-3/A

                                (AMENDMENT NO. 2)

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                             ______________________


                              NEXTWAVE WIRELESS LLC
                               (Name of Applicant)

                             411 West Putnam Avenue
                          Greenwich, Connecticut 06830
                    (Address of Principal Executive Offices)

          Securities to be Issued Under the Indenture to be Qualified:

          Title of Class                          Amount
          --------------                          ------

     Non-Recourse Secured Notes     Aggregate principal amount of $149.0 million

                             ______________________


          Approximate date of proposed public offering: Upon the Effective Date under the Plan (as defined herein), currently anticipated to be on or about April 13, 2005

                             ______________________

                                 Frank A. Cassou
                              NextWave Wireless LLC
                             411 West Putnam Avenue
                            Greenwich, CT 06830-6261

                     (Name and Address of Agent for Service)


                                 With copies to:

                               Paul M. Basta, Esq.
                             Marita A. Makinen, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153


          The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    FORM T-3

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

           (a) The Applicant is a limited liability company.

           (b) The Applicant was organized under the laws of the State of Delaware.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

           The Applicant intends to offer, under the terms and subject to the conditions set forth in a Disclosure Statement (the "Disclosure Statement") and an accompanying Third Joint Plan of Reorganization (the "Plan"), each filed as an exhibit hereto, Non-Recourse Secured Notes (the "Notes") in an aggregate principal amount of $149,000,000, subject to adjustment as set forth in the Disclosure Statement and Plan. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture").

           The Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer of the Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer is exempt from the registration requirements referred to above. For a more complete description of the Notes, reference is made to the Indenture.

                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

           As of the date hereof, the affiliates of the Applicant are NextWave Telecom Inc., NextWave Broadband Inc., NextWave Personal Communications Inc., NextWave Partners Inc., NextWave Wireless Inc., TELE*Code Inc., NextWave Partners Inc., Allen Salmasi, and Navation, Inc. Each of these affiliates (other than Allen Salmasi, Navation, Inc. and NextWave Telecom Inc.) is either a direct or indirect subsidiary of NextWave Telecom Inc. NextWave Telecom Inc. is the sole member of the Applicant. On a fully diluted basis, Allen Salmasi and his affiliated entity, Navation, Inc. hold approximately ten percent (10%) of the voting securities of NextWave Telecom, Inc.

           Upon consummation of the Plan, the affiliates of the Applicant will be NextWave Broadband, TELE*Code, Allen Salmasi and Navation, Inc. Navation, Inc. and Allen Salmasi will hold approximately 27.5% of the outstanding voting securities of the Applicant. NextWave Broadband will be a wholly owned subsidiary of the Applicant and TELE*Code will be a wholly owned subsidiary of NextWave Broadband.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

           As of the date hereof, the Applicant has no executive officers. The Applicant is managed by NextWave Telecom Inc. as its sole member. The complete mailing address for the sole member is NextWave Telecom Inc., 411 West Putnam Avenue, Greenwich, CT 06830.


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
           Upon consummation of the Plan, the board of managers of the Applicant will include Allen B. Salmasi, Frank A. Cassou, William H. Webster, Douglas Frederick Manchester, Kevin M. Finn, Robert T. Symington and Jack Rosen. The complete mailing address for each of these managers will be c/o NextWave Wireless LLC, 411 West Putnam Avenue, Greenwich, CT 06830.

           Upon consummation of the Plan, the executive officers of the Applicant will be as set forth in the following table. The complete mailing address for each of these officers will be c/o NextWave Wireless LLC, 411 West Putnam Avenue, Greenwich, CT 06830.


-------------------------------------------------- ---------------------------------------------------------
       Name                                                       Office
-------------------------------------------------- ---------------------------------------------------------
Allen B. Salmasi                                   Chief Executive Officer and President
-------------------------------------------------- ---------------------------------------------------------
Frank A. Cassou                                    Executive Vice President, Corporate Development and
                                                   General Counsel; Secretary
-------------------------------------------------- ---------------------------------------------------------
Kevin M. Finn                                      Senior Vice President, Network Planning and Development
-------------------------------------------------- ---------------------------------------------------------
Michael R. Wack                                    Senior Vice President, Regulatory Affairs and Deputy
                                                   General Counsel
-------------------------------------------------- ---------------------------------------------------------
Roy D. Berger                                      Senior Vice President, Marketing
-------------------------------------------------- ---------------------------------------------------------
James S. Madsen                                    Senior Vice President, Strategic Developments
-------------------------------------------------- ---------------------------------------------------------
Brian E. Montgomery                                Senior Vice President, Engineering
-------------------------------------------------- ---------------------------------------------------------
David B. Needham                                   Senior Vice President, Operations
-------------------------------------------------- ---------------------------------------------------------
R. Andrew Salony                                   Senior Vice President, Corporate Planning
-------------------------------------------------- ---------------------------------------------------------
George C. Alex                                     Senior Vice President, Finance
-------------------------------------------------- ---------------------------------------------------------

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

           As of the date hereof, the sole member of the Applicant is NextWave Telecom Inc. The mailing address of NextWave Telecom Inc. is 411 West Putnam Avenue, Greenwich, CT 06830. As of the date hereof, NextWave Telecom Inc. holds 100% of the outstanding membership interests of the Applicant. There are no other voting securities of the Applicant.

           Upon consummation of the Plan, the former equityholders of NextWave Telecom Inc. will be the members of the Applicant. Navation, Inc. and Allen Salmasi will hold approximately 134,782,069 membership interests, which will constitute approximately 27.5% of the outstanding voting securities of the Applicant. The complete mailing address of Navation and Allen Salmasi is c/o NextWave Wireless LLC, 411 West Putnam Avenue, Greenwich, CT 06830.


                                  UNDERWRITERS

ITEM 6.  UNDERWRITERS.

           Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant, which were outstanding on the date of this Application.

           No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

           (a) As of the date hereof, NextWave Telecom Inc. is the sole member of the Applicant and holds 100% of the membership interests of the Applicant.

           Upon consummation of the Plan, there will be an unlimited number of membership interests authorized and approximately 490,020,328 membership interests outstanding.

           (b) As of the date hereof, NextWave Telecom Inc., as the sole member of the Applicant, retains the power to manage and direct the business of the Applicant.

           Upon consummation of the Plan, each membership interest will entitle the holder thereof to one vote.

                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

           The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

           (a) Events of Default; Withholding of Notice

           A default under the Indenture is defined as the failure of the Applicant for ten days after written notice to comply with any covenant or agreement contained in the Notes Escrow Documents. If a default is known to the Trustee, the Trustee must give written notice thereof to the Holders of the Notes, except that the Trustee may withhold giving such notice if and for so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the Holders.

           (b) Authentication; Application of Proceeds

           The Notes will be executed on behalf of the Applicant by one Officer of the Applicant. Such signature may be manual or by facsimile. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid. A Note will not be valid until authenticated by manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee may appoint an authenticating agent acceptable to the Applicant to authenticate Notes. Unless otherwise provided in such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so.

           The Notes will be issued to holders of certain claims pursuant to the Plan. As a result, the Applicant will not realize any proceeds from such issuance.

           (c) Release or Release and Substitution of Property

           There is no provision in the Indenture relating to the release or release and substitution of property subject to the lien of the Indenture, except in connection with the satisfaction and discharge of the Indenture discussed in the next paragraph.


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
           (d) Satisfaction and Discharge of Indenture

           The Indenture will be discharged and cease to be of further effect as to all Notes issued thereunder when either (i) (x) all Notes that have been previously authenticated and delivered (except lost, stolen or destroyed Notes that have been replaced or paid) have been delivered to the Trustee for cancellation or (y) all Notes that have not been previously delivered to the Trustee for cancellation, have become due and payable by their terms and the Pledge, Assignment and Security Agreement is in full force and effect, the Verizon Escrow Termination Date has occurred, the Applicant is not in breach of any of its obligations under Sections 3.02 and 3.03 of the Indenture and any and all funds in the Notes Escrow Account have been paid in accordance with the terms of the Indenture; and (ii) the Applicant has delivered to the Trustee an Officers' Certificate and Opinion of Counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been satisfied.

           (e) Statement as to Compliance

           The Indenture requires the Applicant to comply with all reporting requirements imposed by Section 314(a) of the TIA. The Indenture requires the Applicant to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Applicant and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Applicant and its Subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Applicant and its Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture.

ITEM 9.  OTHER OBLIGORS.

           The Applicant's obligations with respect to the Notes will not be guaranteed.

           Contents of Application for Qualification. This Application for Qualification comprises--

           (a) Pages numbered 1 to 7, consecutively (including an attached
Exhibit Index).

           (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

           (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

            Exhibit T3A-1     Certificate of Conversion of Applicant
                              (incorporated herein by reference to Exhibit T3A-1 to Form T-3 of NextWave Wireless LLC filed with the Securities and Exchange Commission on January
                              26, 2005).

            Exhibit T3A-2     Certificate of Formation of Applicant
                              (incorporated herein by reference to Exhibit T3A-2 to Form T-3 of NextWave Wireless LLC filed with the Securities and Exchange Commission on January
                              26, 2005).

            Exhibit T3B       Form of Amended and Restated Limited Liability
                              Company Agreement of Applicant (incorporated herein by reference to Exhibit T3B to Form T-3/A of NextWave Wireless LLC filed with the Securities and Exchange Commission on March 4, 2005).

            Exhibit T3C*      Form of Indenture between Applicant and the
                              Trustee.

            Exhibit T3D       Not Applicable.

            Exhibit T3E-1     Disclosure Statement for Debtors' Third Joint Plan
                              of Reorganization (incorporated herein by reference to Exhibit T3E-1 to Form T-3/A of NextWave Wireless LLC filed with the Securities and Exchange Commission on March 4, 2005).

            Exhibit T3E-2     Debtors' Third Joint Plan of Reorganization
                              (incorporated herein by reference to Exhibit T3E-2 to Form T-3/A of NextWave Wireless LLC filed with the Securities and Exchange Commission on March 4,
                              2005).

            Exhibit T3F       Cross reference sheet showing the location in the
                              Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939
                              (included as part of Exhibit T3C).

            Exhibit T3G       Statement of eligibility and qualification of the
                              Trustee on Form T-1 (incorporated herein by reference to Exhibit T3G to Form T-3/A of NextWave
                              Wireless LLC filed with the Securities and Exchange Commission on March 4, 2005).


-----------------------
*    Filed herewith.

                                    SIGNATURE


           Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, NextWave Wireless LLC, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, State of New York, on the 1st day of April, 2005.


                                    NEXTWAVE WIRELESS LLC


                                    By:  NextWave Telecom Inc., its Sole Member


[Corporate Seal of
NextWave Telecom Inc. ]

                                    By:      /s/ Frank A. Cassou
                                             -----------------------------------
                                    Name:    Frank A. Cassou
                                    Title:   Executive Vice President


Attest:  /s/ Roseann Rustici
         -------------------------
Name:    Roseann Rustici
Title:   VP Corporate Accounting

                                  Exhibit Index
                                  -------------


            Exhibit T3A-1     Certificate of Conversion of Applicant
                              (incorporated herein by reference to Exhibit T3A-1 to Form T-3 of NextWave Wireless LLC filed with the Securities and Exchange Commission on January
                              26, 2005).

            Exhibit T3A-2     Certificate of Formation of Applicant
                              (incorporated herein by reference to Exhibit T3A-2 to Form T-3 of NextWave Wireless LLC filed with the Securities and Exchange Commission on January
                              26, 2005).

            Exhibit T3B       Form of Amended and Restated Limited Liability
                              Company Agreement of Applicant (incorporated herein by reference to Exhibit T3B to Form T-3/A of NextWave Wireless LLC filed with the Securities and Exchange Commission on March 4, 2005).

            Exhibit T3C*      Form of Indenture between Applicant and the
                              Trustee.

            Exhibit T3D       Not Applicable.

            Exhibit T3E-1     Disclosure Statement for Debtors' Third Joint Plan
                              of Reorganization (incorporated herein by reference to Exhibit T3E-1 to Form T-3/A of NextWave Wireless LLC filed with the Securities and Exchange Commission on March 4, 2005).

            Exhibit T3E-2     Debtors' Third Joint Plan of Reorganization
                              (incorporated herein by reference to Exhibit T3E-2 to Form T-3/A of NextWave Wireless LLC filed with the Securities and Exchange Commission on March 4,
                              2005).

            Exhibit T3F       Cross reference sheet showing the location in the
                              Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939
                              (included as part of Exhibit T3C).

            Exhibit T3G       Statement of eligibility and qualification of the
                              Trustee on Form T-1 (incorporated herein by reference to Exhibit T3G to Form T-3/A of NextWave
                              Wireless LLC filed with the Securities and Exchange Commission on March 4, 2005).


---------------------
*    Filed herewith.


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